                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-6841

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
-----------------------------------------------------------------------------
          (Title of plan and address of plan, if different from issuer)


                                  SUNOCO, INC.
-----------------------------------------------------------------------------
         (Exact name of issuer of securities held pursuant to the plan)


           PENNSYLVANIA                                     23-1743282
----------------------------------                      -------------------
 (State or other jurisdiction of                         (I.R.S. Employer
  incorporation or organization)                        Identification No.)

        TEN PENN CENTER, 1801 MARKET STREET, PHILADELPHIA, PA 19103-1699
-----------------------------------------------------------------------------
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (215) 977-3000
-----------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

                         REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Sunoco, Inc. Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the Sunoco, Inc. Capital Accumulation Plan (Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ERNST & YOUNG LLP
---------------------
Ernst & Young LLP

Philadelphia, Pennsylvania
May 31, 2002

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                          AT DECEMBER 31, 2001 AND 2000


                                                      2001             2000
                                                      ----             ----

Investment in Sunoco, Inc. Defined
  Contribution Master Trust (Notes 1
  and 2)                                          $799,634,077     $802,912,076
Loans receivable from participants,
  including accrued interest (Note 1)               18,252,522       17,098,921
                                                  ------------     ------------
Assets available for benefits (Note 6)            $817,886,599     $820,010,997
                                                  ============     ============


                 See accompanying notes to financial statements.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                       2001            2000
                                                       ----            ----

Additions (deductions):

  Employees' contributions                         $ 26,733,558    $ 24,944,418
  Employers' contributions                           14,727,239      13,807,123
  Transfers from Aristech Savings Plan (Note 3)      38,098,158              --
  Transfers and rollovers from other tax-
    qualified plans (Note 1)                          4,886,183       9,750,682
  Interest income                                     1,344,712       1,384,191
  Increase (decrease)in value of participation
    in Sunoco, Inc. Defined Contribution
    Master Trust (Notes 1 and 4)                    (16,092,134)     17,947,947
  Benefits paid to participants (Note 6)            (70,573,205)    (63,603,231)
  Administrative expenses (Note 2)                   (1,248,909)     (1,176,882)
                                                   ------------    ------------

Net additions (deductions)                           (2,124,398)      3,054,248
Assets available for benefits,
  beginning of year                                 820,010,997     816,956,749
                                                   ------------    ------------
Assets available for benefits,
  end of year                                      $817,886,599    $820,010,997
                                                   ============    ============

                 See accompanying notes to financial statements.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   GENERAL DESCRIPTION

     The Sunoco, Inc. Capital Accumulation Plan (Plan) is a combined profit-sharing and employee stock ownership plan. The Plan provides eligibility for membership for certain employees of Sunoco, Inc. and its participating subsidiary companies (collectively, Sunoco) who have completed at least 1,000 hours of service with Sunoco in a twelve-month period. An eligible employee can join the Plan at any time starting with the first payroll period which begins on or next following the day after he or she gives written notice to the Plan Administrator. The ESOP Fund is an employee stock ownership plan, while the remaining funds form a profit-sharing plan.

     The Plan provides an individual account for each participant. Amounts disbursed to participants or transferred among funds are based solely upon amounts contributed to each participant's account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such account balances, and appreciation or depreciation of the market value of the account balance.

     Contributions:

     In general, a participant may make Basic Contributions to the Plan of up to 5% in whole percentages of base pay on a pre-tax basis (Basic Pre-Tax Contributions) or on a post-tax basis (Basic Post-Tax Contributions). The participant also may elect to make additional contributions up to 10% of base pay provided, however, that Basic Pre-Tax or Basic Post-Tax Contributions are at least 5% of base pay. The additional 10% may be contributed either on a pre-tax basis (Additional Pre-Tax Contributions), post-tax basis (Additional Post-Tax Contributions) or any combination thereof. For certain participants, limitations imposed by the Internal Revenue Code of 1986, as amended (Code), as described below, restrict their ability to make Basic Pre-Tax Contributions or Additional Pre-Tax Contributions. However, such participants may make Basic Post-Tax Contributions and Additional Post-Tax Contributions such that the sum of their total and employer contributions do not exceed other limits imposed by the Plan or the Code.

     For every dollar a participant contributes as Basic Contributions, Sunoco contributes another full dollar (Matching Employer Contributions).

     Pre-tax contributions by each participant may not exceed an annual limit which is determined under Internal Revenue Service (IRS) regulations. This limit was $10,500 for both 2001 and 2000.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     The pre-tax contributions and combined Basic Post-Tax Contributions, Additional Post-Tax Contributions and Matching Employer Contributions of participants who come within the classification of "highly compensated employees" as defined in the Code, may not exceed certain technical limits under the Code. Generally, the allowable percentage of such contributions for the highly compensated employees is dependent upon the percentage of contributions made by all other employees. These limitations may have the effect of reducing the level of contributions initially selected by the highly compensated employees. In addition, the total employer and employee contributions which may be allocated to a participant's account may be limited by Section 415 of the Code.

     The Plan contains a special provision designed to permit the Plan to borrow money to purchase a significant number of shares of Sunoco Common Stock. Such borrowing could only occur upon the action of the Board of Directors of Sunoco, Inc. If this should occur, the securities purchased with the proceeds of such a loan will not be allocated immediately to the accounts of Plan participants but will be held by the Plan in an unallocated suspense account. Securities will be released from the suspense account as the loan is repaid and will be allocated to participants' accounts according to the ratio which the participant's compensation bears to the compensation of all participants in the Plan. No participant contributions will be required or permitted in paying off the loan. Further, subject to applicable limitations imposed by Section 415 of the Code and limitations on allocations as set forth in the Plan, any securities which are allocated to participants' accounts as a result of the repayment of the loan may, at the discretion of the Plan Administrator, be used to satisfy Sunoco's obligation with respect to any Matching Employer Contributions. As of December 31, 2001, no borrowings had been approved.

     A participant's account is credited daily with units representing interests held in each of the funds described below except for the Personal Choice Retirement Account (PCRA) Fund. A participant's account balance is immediately 100% vested.

     Investment Alternatives:

     Deutsche Bank is the Trustee for all investments. The participant has the option of investing in any one or more of six core investment funds (collectively, the Core Funds) (the Equity Index Fund; the U.S. Extended Market Equity Fund; the International Equity Fund; the Diversified Investments Fund; the Capital Preservation Fund; and the Sunoco Common Stock Fund) and the Personal Choice Retirement Account (PCRA) Fund. For all funds except the PCRA Fund, participants' accounts earn a blended rate, or weighted average, of all of the investments held in the respective funds. These seven funds and the ESOP Fund are currently invested in corresponding funds with the same investment objectives in the Sunoco, Inc. Defined Contribution Master Trust (Master Trust). The Master Trust also includes investments from other Sunoco tax-qualified defined contribution plans. Except for the PCRA Fund, each plan's relative interest in the individual Master Trust funds and the related income

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     and administrative expense is determined on a basis proportionate to each plan's past contributions adjusted to reflect distributions, transfers and prior investment earnings to such funds.

     The PCRA investments are held in separate accounts for each participant. If a participant wants to transfer an amount to the PCRA Fund, at a minimum, the greater of $1,000 or 10 percent of his account balance must remain invested in the Core Funds. Actual income, losses and investment expenses associated with PCRA investments are recorded directly in the respective participants' accounts.

     The following table sets forth each fund's respective share of the total net assets of the corresponding Master Trust fund at December 31, 2001 and 2000:

                                                      2001          2000
                                                      ----          ----
      Equity Index Fund                              98.7508%      98.4786%
      U.S. Extended Market Equity Fund               98.5871%      97.3603%
      International Equity Fund                      98.4457%      96.9959%
      Diversified Investments Fund                   97.2196%      96.8466%
      Capital Preservation Fund                      93.6611%      93.0785%
      Sunoco Common Stock Fund                      100.0000%     100.0000%
      ESOP Fund                                     100.0000%     100.0000%
      PCRA Fund                                     100.0000%     100.0000%


     Set forth below is a brief description of these funds:

     Equity Index Fund - a fund to be invested by investment managers in a broadly diversified portfolio of common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations. The fund may not be invested in any Sunoco, Inc. securities except that an index fund may contain Sunoco, Inc. securities. The Equity Index Fund of the Master Trust is currently invested in an index fund maintained by Deutsche Asset Management which is designed to approximate the performance of the Standard & Poor's 500 Composite Stock Index; however, alternate stock market indices and/or an actively managed portfolio could be substituted at any time.

     U.S. Extended Market Equity Fund - a fund to be invested by investment managers in a portfolio of common stocks, other types of equity investments and/or an index fund of small and medium-sized United States companies diversified across a broad range of industry sectors. The U.S. Extended Market Equity Fund of the Master Trust is currently invested in an index fund maintained by Deutsche Asset Management which is designed to approximate the performance of the Russell 2500 Index; however, alternate stock market indices and/or an actively managed portfolio could be substituted at any time.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


1.   GENERAL DESCRIPTION (Continued)

     International Equity Fund - a fund to be invested by investment managers in a diversified portfolio of common stocks, other types of equity investments and/or an index fund of companies based outside the United States. This fund is subject to foreign currency exchange rate risk and "single country" investment risk. The International Equity Fund of the Master Trust is currently invested in an actively managed portfolio which is managed by the Capital Guardian Trust Company.

     Diversified Investments Fund - a fund to be invested by investment managers in a combination of equity investments (diversified common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations) and fixed income securities, including U.S Treasury bonds and money market instruments. The allocation of assets between these types of investments varies over time and is determined by the investment manager. The fund may not be invested in any Sunoco, Inc. securities except that an index fund may contain Sunoco, Inc. securities. The Diversified Investments Fund of the Master Trust is currently invested in a tactical asset allocation fund managed by Barclays Global Investors.

     Capital Preservation Fund - a fund to be invested in: (1) contracts with insurance companies or other financial institutions backed by the types of obligations described in (3) and (4) below (synthetic investment contracts); (2) contracts with insurance companies or other financial institutions where the repayment of principal and payment of interest at a fixed or variable rate for a fixed period of time are backed by the financial strength of such financial institutions (standard investment contracts); (3) U.S. government-backed and agency obligations; or (4) fixed income securities of corporations primarily rated "investment grade" and high-quality asset-backed securities primarily rated "AAA". The Capital Preservation Fund of the Master Trust is currently managed by Certus Asset Advisors.

     Sunoco Common Stock Fund - a fund to be invested principally in Sunoco Common Stock. Cash contributions directed for investment in the Sunoco Common Stock Fund are used by the Trustee to purchase Sunoco Common Stock on securities exchanges, from Sunoco, Inc., or from any other bona fide offeror of such Sunoco Common Stock, at the lowest price obtainable at the time.

     ESOP Fund - a fund to be invested principally in Sunoco Common Stock, which constitutes an employee stock ownership plan under Section 4975(e)(7) of the Code. No contributions are invested directly in the ESOP Fund.

     PCRA Fund - a fund to be invested by the participant in a wide range of investment choices including common stocks listed on major U.S. exchanges, over-the-counter stocks, bonds and eligible mutual funds. Investments are made as directed by the participant and are purchased through Charles Schwab & Co., Inc., a brokerage firm. Participants may not invest in common stock or debt securities of Sunoco through this account.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     Each of the above funds may invest in short-term investments for purposes of administering the funds, including satisfying the transfer and withdrawal requests of participants.

     The following table details the above funds' investments in the net assets of the corresponding Master Trust funds at December 31, 2001 and 2000:

                                                        2001            2000
                                                        ----            ----
     Equity Index Fund                              $199,309,676    $227,080,244

     U.S. Extended Market Equity Fund                 31,719,418      32,890,645

     International Equity Fund                        19,626,182      25,378,288

     Diversified Investments Fund                    104,184,518     117,115,944

     Capital Preservation Fund                       297,576,474     242,508,937

     Sunoco Common Stock Fund                         67,140,013      72,866,046

     ESOP Fund                                        54,062,666      57,227,215

     PCRA Fund                                        26,015,130      27,844,757
                                                    ------------    ------------
     Investment in Sunoco, Inc.
      Defined Contribution Master Trust             $799,634,077    $802,912,076
                                                    ============    ============

     At December 31, 2001 and 2000, the Capital Preservation Fund of the Master Trust is principally invested in both synthetic and standard investment contracts.

     The synthetic investment contracts are currently with Bank of America, CDC Capital, Inc. (formerly CDC Financial Products, Inc.), Monumental Life Insurance Company, National Westminster Bank plc, Rabobank Nederland, Transamerica Life Companies and Westdeutsche Landesbank Giroentrale. They are composed of underlying assets and "wrappers", which are contracts that enable withdrawals to be made at contract value, rather than at the market value of the underlying assets. The contracts have underlying assets invested either directly or through collective trust funds in government agency-backed collateralized mortgage obligation issues, government and corporate bonds and other asset-backed securities. The contracts are presented below in two separate portfolios based upon the investment strategy for the underlying assets. The assets in the "Buy and Hold Portfolios" are expected to be held until maturity, while the "Managed Portfolios" are actively managed to reflect changing market conditions. Interest crediting rates for these contracts are reset at least quarterly, as specified in the respective contracts.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     The following table details for each synthetic investment contract respective interest crediting rates and percentage of the net assets of the Capital Preservation Fund of the Master Trust at December 31, 2001 and 2000:

                                                                      % of Master Trust
                                                                    Capital Preservation
     Financial Institutions                  Average Interest          Fund Net Assets
     Providing Wrapper                        Crediting Rate               at 12/31
     ----------------------                  ----------------       --------------------
                                          2001            2000      2001            2000
                                          ----            ----      ----            ----
     Buy and Hold Portfolios:
     -----------------------

     CDC Capital, Inc.                    6.29%           6.58%       5               3

     Monumental Life Insurance
      Company                             6.40%           6.69%       1               4

     National Westminster Bank plc        6.99%           6.98%       1               2

     Rabobank Nederland                   6.03%           6.53%      14               8

     Transamerica Life Companies          6.95%           6.88%       2              --

     Managed Portfolios:
     ------------------
     Bank of America                      5.62%           6.32%      14              16

     Monumental Life Insurance
      Company                             5.56%           6.35%      19              22

     Westdeutsche Landesbank
      Giroentrale                         5.57%           6.34%      14              16
                                                                    ---             ---
                                                                     70%*           71%*
                                                                    ===             ===

     ----------
     *The other 30% and 29% of net assets of the Capital Preservation Fund of the Master Trust at December 31, 2001 and 2000, respectively, are invested in standard investment contracts (26% and 20%) and in cash and collective trust funds (4% and 9%) maintained by Barclay's Global Investors. The collective trust funds are comprised primarily of U.S. government-backed and agency obligations and short-term investments.

     Over time, the contracts will earn the rate of return of the underlying assets.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     Identified below are the insurance companies and other financial institutions that have entered into standard investment contracts as of December 31, 2001 and 2000 with the Master Trust to pay interest on funds invested in them:


                                                            % of Master
                                                            Trust Capital
                                          Effective         Preservation
                                            Annual         Fund Net Assets
                                           Interest           at 12/31         Last
                                          Rate (Net     ------------------   Maturity
Financial Institution                    of Expenses)   2001          2000     Date
---------------------                    ------------   ----          ----   --------
GE Capital Assurance Company                6.15%         3              -   11/15/06
Hartford Life Insurance Company             5.89%         2              -   11/15/05
Hartford Life Insurance Company             7.13%         2              2   12/15/05
Jackson National Life Insurance Co.         4.98%         3              -   04/11/06
Monumental Life Insurance Company           5.58%         2              2   12/16/02
Ohio National Life Insurance Company        5.96%         2              2   11/15/02
Ohio National Life Insurance Company        3.49%         1              -   09/15/03
Pacific Life Insurance Company              4.98%         -              2   11/15/01
Protective Life Insurance Company           6.74%         -              1    6/15/01
Safeco Life Insurance Companies             6.55%         -              2   12/17/01
Safeco Life Insurance Companies             6.00%         2              2    7/15/03
Security Life of Denver Insurance
  Company                                   6.56%         1              2    9/16/02
Security Life of Denver Insurance
  Company                                   4.30%         3              -   08/15/06
SunAmerica Life Insurance Co.               6.68%         2              3   11/17/03
United of Omaha                             7.09%         2              2   11/15/04
United of Omaha                             5.00%         1              -   11/17/05
                                                        ---            ---
                                                         26%            20%
                                                        ===            ===

     The Plan's relative interest in the standard investment contracts with insurance companies or other financial institutions described above represents the maximum potential credit losses from concentrations of credit risk in the Capital Preservation Fund in accordance with the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107). SFAS No. 107 requires that such potential credit losses be determined assuming (1) complete nonperformance by the counterparties to the transactions and (2) any related collateral has no value. There is no collateral associated with the standard investment contracts in the Capital Preservation Fund. Plan management believes that future credit losses of the Plan's investment in the Capital Preservation Fund of the Master Trust, if any, would not be material in relation to the Capital Preservation Fund's net assets available for benefits at December 31, 2001. There are no other significant concentrations of credit risk in other Plan assets.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     The average interest crediting rates at December 31, 2001 and 2000 for all synthetic and standard investment contracts in the aggregate were 5.75% and 6.38%, respectively. The average yields for the years ended December 31, 2001 and 2000 for such contracts in the aggregate were 5.97% and 6.54%, respectively.

     Employers' Contributions:

     Employer contributions are invested in each of the funds in the same proportion as the participant's contributions are invested in such funds.

     Investment Earnings Reinvestment/Distribution:

     Earnings from dividends and interest in all funds (except the ESOP Fund and the PCRA Fund) are retained by the Trustee and reinvested in the same fund. A participant who has funds in the ESOP Fund may elect to receive a payment equal to the dividends due on all Sunoco Common Stock attributable to his or her account in the ESOP Fund (dividend equivalents) if they exceed $10. Dividends on Sunoco Common Stock in the ESOP Fund for which a participant has not elected to receive an equivalent distribution, or which are not eligible for payment, are credited to his or her account in the ESOP Fund and are reinvested in Sunoco Common Stock by the Trustee. Earnings from dividends and interest in the PCRA Fund are invested in short-term investments that are credited directly to the participant's account.

     Rollovers, Withdrawals and Transfers:

     Certain employees of Sunoco may roll over the taxable portion of a distribution from a tax-qualified plan of a previous employer into the Plan, provided certain conditions imposed by the Plan Administrator are met. Such transfers are separately reflected in the statements of changes in assets available for benefits (Note 3).

     Employees who terminate employment and elect to defer the distribution of their Plan account may also directly roll over the taxable portion of distributions from other Sunoco tax-qualified plans into the Plan.

     Upon retirement or other termination of employment, the balances credited to a participant's account will be held in the Plan until the participant reaches age 70 1/2, unless the participant elects an earlier distribution. However, if the participant is still employed at age 70 1/2, the balances will be distributed at retirement. Alternatively, a participant who terminates service may request that the account balance be transferred directly to an individual retirement account or annuity or a defined contribution plan maintained by a successor employer. Retirees or terminated vested persons, regardless of age, may elect to take periodic distributions either through withdrawals every six months in varying amounts or in substantially equal payments every six months over the participant's remaining life expectancy.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     A participant, during employment, may withdraw up to 100% of Matching Employer Contributions, including any earnings thereon, and his ESOP sub-account under the ESOP Fund, if any, provided that such contributions have been in the Plan for two years. In addition, a participant may withdraw up to 100% of Additional Post-Tax Contributions including any earnings thereon. Withdrawals are permitted once every six months.

     Withdrawals from the Equity Index Fund, U.S. Extended Market Equity Fund, International Equity Fund and Diversified Investments Fund are made in cash only while those from the Capital Preservation Fund may be made in cash or as an annuity. Withdrawals from the Sunoco Common Stock Fund and the ESOP Fund are made in the form of Sunoco Common Stock or cash at the participant's discretion. Withdrawals of Sunoco Common Stock are valued at the closing market prices on the last business day of the week in which the notice of withdrawal has been processed by the Plan. Withdrawals will be distributed from participants' accounts in the following order:

               Capital Preservation Fund
               Diversified Investments Fund
               Equity Index Fund
               U.S. Extended Market Equity Fund
               International Equity Fund
               Sunoco Common Stock Fund
               ESOP Fund

     Account balances in the PCRA Fund cannot be withdrawn directly. Participants must first liquidate investments held in the PCRA Fund and transfer sufficient proceeds to one of the other investment funds from which the withdrawal or a loan to the participant (see below) can be made.

     While actively employed, a participant generally is not entitled to withdraw Basic Pre-Tax Contributions, Basic Post-Tax Contributions or Additional Pre-Tax Contributions, including earnings thereon.

     A participant may transfer investments among all funds (except the Loan
     Fund), subject generally to the following rules. A participant may elect to change the investment allocation percentage for any fund (except the Loan Fund or PCRA Fund) or elect to transfer a specified dollar amount from the Equity Index Fund, U.S. Extended Market Equity Fund, International Equity Fund, Diversified Investments Fund, Capital Preservation Fund and PCRA Fund or share equivalents from the Sunoco Common Stock and ESOP Funds. Transfers or changes in fund allocation percentages may be made daily.

     Should total withdrawals or transfers from a fund during a month cause the Trustee to liquidate securities, resulting in a gain or loss to the fund, such gain or loss will be allocated, pro rata, among the participants who made such withdrawals or transfers during that month.

     Notwithstanding the foregoing, benefit payments shall be made in accordance with the Code and IRS regulations and shall be made to a participant and/or his or her designated beneficiary not later than April 1 of the calendar year following the calendar year in which the participant attains 70 1/2 years of age or, if employed at age 70 1/2, at retirement.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

1.   GENERAL DESCRIPTION (Continued)

     Loans to Participants

     The Plan Administrator has the authority, at his sole discretion, to direct the Trustee to lend a participant an amount not exceeding certain portions of the participant's account balance in the Plan. Participants are eligible to borrow if they are on the active payroll of Sunoco and have a Plan account balance of at least $2,000. The minimum loan amount is $1,000, while the maximum loan amount is the lesser of (a) $50,000 adjusted downward by the highest outstanding loan balance in the past twelve months or (b) one-half the value of the participant's account balance. Participants are permitted to borrow only once in a twelve-month period and to have no more than two loans outstanding at any time. Loan proceeds are withdrawn from each fund in which the participant has an account balance (except for the PCRA Fund) on a pro rata basis and are not taxable to the participant when received. Any loan which is not repaid according to its terms is in default and the outstanding loan balance (including accrued interest thereon) is treated as a distribution from the Plan. Loans may be prepaid in full but only after they have been outstanding for at least six months. Loans are reflected in the accompanying statements of assets available for benefits. As loans receivable (including interest thereon) are repaid, amounts are transferred into the funds in the same proportion as the participant's current contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

     Investments:

     The valuation of the Plan's interests in collective trust funds or its relative interest in such funds held by the Master Trust is based on the closing market price on the last business day of the year of the assets held in the funds; the Plan's relative interest in such funds is determined by the Trustee on a unit-method basis. The Plan's relative interest in investments in both synthetic and standard investment contracts with insurance companies or other financial institutions held by the Master Trust are stated at contract value. Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals. Synthetic investment contracts earn interest at rates that are reset at least quarterly as specified in the respective contract while standard investment contracts earn interest at fixed rates or variable rates that are reset at least quarterly. The Master Trust's management believes that the contract value of all of its investment contracts approximates fair value. However, since there is no significant secondary market for these investments, contract value may not be indicative of amounts

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     that could be realized in a current market exchange. The valuation of Sunoco Common Stock is based on the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments held in the PCRA Fund are valued at their closing market prices on the last business day of the Plan year.

     Purchases and sales of securities are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date; interest income is recorded as earned on an accrual basis. The net appreciation (depreciation) in the fair value of investments, which consists of realized gains (losses) and unrealized appreciation (depreciation), is reported as a component of the increase (decrease) in value of participation in the Sunoco, Inc. Defined Contribution Master Trust (Note 4).

     Benefits Paid to Participants:

     Benefits paid to participants, which include withdrawals and distributions, are recorded upon distribution.

     Administrative Expenses:

     All brokerage fees, taxes and other expenses related to the purchase and sale of securities in all funds are paid out of the respective assets of such funds. All other costs and expenses (other than the cost of services provided by Sunoco employees which are paid by Sunoco) incurred in administering the Plan are generally charged, pro rata, to each of the respective funds (except the PCRA Fund). Participants with investments in the PCRA Fund are charged a separate administrative fee which is deducted from their Core Fund investments.

3.   Transfers from Aristech Savings Plan

     On August 17, 2001, the Aristech Savings Plan, a defined contribution plan sponsored by Aristech Chemical Corporation, an indirect wholly owned subsidiary of Sunoco, Inc., was merged into the Plan. In connection with the merger, $38,098,158 of assets were transferred into the Plan.

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   SUPPLEMENTAL INFORMATION

     The increase (decrease) in value of participation in the Sunoco, Inc. Defined Contribution Master Trust for the years ended December 31, 2001 and 2000 was composed of the following:

                                                              2001                  2000
                                                              ----                  ----
     Net appreciation (depreciation) in fair value
       of investments:
        Equity Index Fund                                $(27,099,996)         $(22,900,252)
        U.S. Extended Market Equity Fund                   (3,529,717)           (3,483,158)
        International Equity Fund                          (4,041,111)           (6,348,743)
        Diversified Investments Fund                       (7,465,049)            2,332,030
        Sunoco Common Stock and ESOP Funds                 13,661,270            42,229,516
        PCRA Fund                                          (7,108,863)          (12,978,222)
                                                         ------------          ------------
                                                          (35,583,466)           (1,148,829)
     Dividend income                                        3,300,566             4,449,592
     Interest income                                       15,970,723            14,507,545
     Income from collective trust funds                       220,043               139,639
                                                         ------------          ------------
                                                         $(16,092,134)         $ 17,947,947
                                                         ============          ============

5.   INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated September 16, 1995, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Internal Revenue Service Form 5500 at December 31, 2001 and 2000:

                                                             2001                  2000
                                                             ----                  ----
     Assets available for benefits
       per the financial statements                      $817,886,599          $820,010,997

     Benefit payments requested
       by participants which have not
       yet been paid at December 31                          (183,735)           (1,372,311)
                                                         ------------          ------------

     Assets available for benefits
       per the Form 5500                                 $817,702,864          $818,638,686
                                                         ============          ============

                     SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Internal Revenue Service Form 5500 for the years ended December 31, 2001 and 2000:

                                                       2001           2000
                                                       ----           ----

     Benefits paid to participants per
       the financial statements                    $ 70,573,205   $ 63,603,231

     Benefit payments requested by
       participants which have not yet
       been paid at December 31                         183,735      1,372,311

     Benefit payments requested by
       participants during the preceding
       year which were paid during the               (1,372,311)    (1,124,402)
       current year                                ------------   ------------

     Benefits paid to participants per
       the Form 5500                               $ 69,384,629   $ 63,851,140
                                                   ============   ============

     Withdrawals requested by participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   SUBSEQUENT EVENT

     In June 2002, the Vanguard Group will become the Plan's new recordkeeper and trustee. Effective with this change, in addition to the current funds, participants will also have the option of investing in a bond index fund and three additional equity funds.

                                  SUNOCO, INC.
                            CAPITAL ACCUMULATION PLAN
                                     PN 002
                                 E.I. 23-1743282
                               SCHEDULE H, Line 4:
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

                                                     Description of Investment,
                                                      Including Maturity Date,
Identity of Issue, Borrower, Lessor                    Rate of Interest, Par               Current
or Similar Party                                         or Maturity Value                  Value
-----------------------------------                  --------------------------            -------
Loans Receivable from Participants            5.0% - 9.5% with various maturity
                                              dates (last maturity date - 07/08/2011)    $ 18,252,522
                                                                                         ============

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)       The following document is filed as part of this report:

          3.   Exhibits:

               23.1 - Consent of Ernst & Young LLP for the Sunoco, Inc.
                      Capital Accumulation Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     SUNOCO, INC. (Registrant)

     SUNOCO, INC. CAPITAL ACCUMULATION PLAN

BY   /s/Joseph P. Krott
     ------------------
     Joseph P. Krott
     Comptroller
     (Principal Accounting Officer)

DATE June 21, 2002

                                  EXHIBIT INDEX

Exhibit
Number                          Exhibit


23.1      Consent of Ernst & Young LLP for the Sunoco, Inc. Capital Accumulation
          Plan.